SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D. C.

                                     FORM U-3A-2



        STATEMENT  BY  HOLDING  COMPANY  CLAIMING EXEMPTION UNDER RULE U-3A-2

        FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                        To Be Filed Annually Prior to March 1

                              KENTUCKY UTILITIES COMPANY

        hereby files with the Securities and Exchange Commission, pursuant to

        Rule  2,  its  statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and

        submits the following information:

              1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                  (a)  The   Claimant.      Kentucky   Utilities   Company

        (hereinafter  called Company) is a Kentucky and Virginia corporation,

        and  has  its  principal  executive  office  at  One  Quality Street,

        Lexington, Kentucky  40507.

                       On May 20, 1997, KU Energy, the parent company of the

        Company,  and LG&E Energy Corp. entered into an Agreement and Plan of

        Merger  as  described  in  KU  Energy's  and the Company's Quarterly

        Reports  on  Form  10-Q  for  the  quarters  ended  June 30, 1997 and

        September  30,  1997.    LG&E  Energy  Corp.  filed  a Form U-1 (File

        No. 70-09159) January 13, 1998.

                       The  Company  is a public utility engaged principally

        in  the  producing,  transmitting  and  selling  electric energy.  At

        December  31,  1997,  the Company furnished electric service to about

        441,200  retail  customers  in  over  600  communities  and  adjacent suburban  and rural areas in 77 counties in central, southeastern and western Kentucky and one adjoining county in Tennessee; and also sold electric energy at wholesale in 12 municipalities, interchanged power with  two  generating  and  transmission cooperatives and supplied at retail  the  major  portion  of  the  requirements  of  one  other

        municipality.    The  Company also supplied electric service to about

        29,000  customers  in  about 40 communities and adjacent rural areas,

        located  in  five  counties  in southwestern Virginia.  The territory served  by the Company has an estimated population of about 1,000,000 and  includes  most of the "Bluegrass Region" of central Kentucky and parts  of  the coal mining areas in southeastern and western Kentucky and  southwestern  Virginia.  Automotive and related industries, coal mining,  the  manufacture of paper and paper products, electrical and other  machinery  and  rubber  and miscellaneous plastic products are among the principal industries in the territory served.  Reference is made to the Company's Form 10-K for the year ended December 31, 1996,

        and Form 10-Q's for the quarters ended March 31, 1997, June 30, 1997,

        and  September  30,  1997,  for  further  information  regarding  the business of the Company.

                  (b)  Electric Energy, Inc.--The Company owns 12,400 shares of  the  common  stock, par value $100 per share, of Electric Energy,

        Inc.  (hereinafter called EEI), an Illinois corporation, constituting

        20%  of  the  outstanding  voting  securities  of EEI.  The principal executive  office of EEI is located at Joppa, Illinois.  EEI owns and operates  a  steam  electric  generating station having a capacity of about 1,000,000 kilowatts located near Joppa, Illinois, and related transmission facilities for the purpose of supplying power to a gaseous  diffusion  project  of the Department of Energy (hereinafter called  DOE)  located  near Paducah, Kentucky, under a power contract with  DOE expiring in 2005.  The delivery commitment of EEI under its power contract with DOE is 75% of the station's annual output through

        December  31,  2005,  subject  to reduction in certain circumstances.

        Under  a  power  supply agreement between EEI and the four sponsoring companies  which  own  its  common stock (including the Company), the

        Company's  entitlement  of  the  available  capacity  is  20%.    The

        Company's   obligation  to  provide  a  portion  of  EEI's  operating

        expenses, taxes, and certain debt service is based upon the amount of the  Company's  annual  percentage  of  the EEI station capacity.  At

        December  31,  1997,  EEI  had  outstanding long-term indebtedness of

        $115,555,556.

                       For  a  description  of  the  organization, business,

        financing,  and  properties  of  EEI,  reference  is  made  to  the applications  and  declarations  (and  the  amendments  and  exhibits thereto)  relating  to  EEI  heretofore filed with the Securities and

        Exchange  Commission, under the Public Utility Holding Company Act of

        1935,  by EEI, the Company, and others in File Nos. 70-2540, 70-2647,

        70-2973, 70-3095, 70-3120, 70-3595, and 70-3596, and to the findings,

        opinions, and orders of the Commission with respect thereto.

              2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                  (a)  At December 31, 1997, the Company owned and regularly operated  five  steam electric generating stations, two hydroelectric generating  stations  and  two gas/oil turbine peaking stations.  The name  plate  ratings,  effective  capability  and location of each of these electric generating stations is as follows:

                                                              Nameplate       Effective
                                                               Rating (KW)   Capability (KW)

          Steam:           Ghent         Ghent, Ky               2,226,060         1,997,000
                           Green River   South Carrollton, Ky      263,636           239,000
                           E.W. Brown    Burgin, Ky                739,534           717,000
                           Tyrone        Tyrone, Ky                137,500           136,000
                           Pineville     Four Mike, Ky              37,500            34,000
          Hydro:           Dix Dam &
                           Lock #7       Burgin, Ky                 30,297            24,000
          Gas/Oil Peaking: Haefling      Lexington, Ky              62,100            59,000
                           E.W. Brown    Burgin, Ky                504,000           512,000
                                                                 4,000,627         3,718,000



                    At  December 31, 1997, the Company also owned and operated about  4,026  pole  miles  of  transmission  lines;  188 transmission substations; 489 distribution substations; about 13,405 pole miles of distribution  lines  located in or adjacent to the communities served by  the Company in the State of Kentucky and in a small rural area in

        one  county  in  Tennessee.    The Company also owned at December 31,

        1997,  about 246 pole miles of electric transmission lines serving 15 transmission substations, 54 distribution substations and about 1,036 pole  miles  of  distribution  lines located in or adjacent to the 40 communities  served  by  it,  all  located  in the State of Virginia.

        Kentucky  Utilities has major interconnection ties with the following companies:

        UTILITY                        LOCATION                   TIE VOLTAGE

        Ohio Power Company             Kenton to Hillsboro             138 kv

        Kentucky Power Company         Rodburn to Morehead              69 kv

        Louisville Gas & Electric      Green River Steel to Cloverport 138 kv
                                       Hardinsburg to Cloverport       138 kv
                                       Finchville to Middletown         69 kv
                                       Eastwood to Shelbyville          69 kv

        Tennessee Valley Authority     Pocket to Phipps Bend           500 kv
                                       Livingston to Calvert           161 kv
                                       Livingston to Ky. Dam           161 kv
                                       Pineville to Pineville          161 kv
                                       KU Park to Pineville         161-69 kv
                                       Paducah to Ky. Dam               69 kv
                                       Paducah/Princeton to Ky. Dam     69 kv


        East Kentucky RECC             44 ties in Kentucky      161-138-69 kv

        Owensboro Municipal Utilities  Hardin County to Smith          345 kv
                                       Green River Steel to Smith      138 kv
                                       Green River Steel to Smith       69 kv

        Ohio Valley Electric           Carrollton to Clifty            138 kv

        Electric Energy Inc            Grahamville to C-33A            161 kv

        CINergy                        Ghent to Speed                  345 kv
                                       Ghent to Batesville             345 kv
                                       Ghent to Fairview               138 kv

        Big Rivers Rural Elect. Coop.  Hardinsburg to Hardinsburg      138 kv
                                       Green River to Wilson           161 kv


                       Reference  is  made to the Company's Form 10-K for the

        year  ended  December 31, 1996 and Form 10-Q's for the quarters ended

        March 31, 1997, June 30, 1997, and September 30, 1997, for additional information with respect to the properties owned by the Company.

                  (b)  See paragraph (b) under Item 1 above and filings with the  Securities  and  Exchange  Commission  referred to therein for a description of the properties of EEI.

              3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
                  (a) Number of KWH of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.
                  (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside of the State in which each such company is organized.

                  (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside of the State in which each such company is organized, or at the State line.
                  (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  The  information  required  by  this  item,  so  far  as

        applicable,  is  included  as Exhibit D.  Neither the Company nor EEI engages in the business of selling or distributing gas.



                  The  Company  is  predominantly  a  public utility company whose  operations as such do not extend beyond the States in which it is  organized  (Kentucky  and Virginia) and States contiguous thereto

        (Tennessee)  and,  on  the  basis  of  the  foregoing, is entitled to

        exemption   as  a  holding  company  pursuant  to  paragraph  (2)  of

        Section  3(a)  of  the Public Utility Holding Company Act of 1935 and

        paragraph  (a) (2) of Rule 2 of the Commission promulgated under said

        Act.  EEI, an Illinois corporation, owns property and operates in the

        State  of  Illinois  and supplies power to the DOE project located in

        Kentucky.    Reference  is  made  to the exhibits filed herewith.  In

        1997,  the  Company  received  dividends  from  EEI  amounting  to

        $2,443,621.99.

              4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
                  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
                  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
                  (e)  Identify   any   service,   sales   or   construction
        contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  The  Company  did  not  hold  directly  or  indirectly any interest  in an EWG or a foreign utility company during the reporting period and therefore, has no information to report under this item.

                                    * * * * * * *

                  In  making  and  filing this statement, Kentucky Utilities

        Company  specifically  reserves the right to apply at any time in the future  to  the  Securities  and  Exchange Commission (a) pursuant to

        Section  2  (a)(7) of the Public Utility Holding Company Act of 1935,

        for  an  order declaring it is not a holding company under clause (a)

        of said section by reason of its investment in EEI, and/or (b) for an order  exempting it from the provisions of the Public Utility Holding

        Company  Act  of 1935 pursuant to Section 3(a) or any other provision of  said  Act or any rule or regulation of the Commission thereunder.

        Neither  the  making  and  filing  of  this  statement  nor  anything contained  herein shall constitute or be construed to be an admission that Kentucky Utilities Company is not entitled to any such order.

                  The  above-named  claimant has caused this statement to be duly  executed on its behalf by its authorized officer on this 24th day of February, 1998.



                                          KENTUCKY UTILITIES COMPANY





                                         By /s/ Michael R. Whitley
                                             Michael R. Whitley
                                             Chairman and President


        (Corporate Seal)

        Attest:



        /s/ George S. Brooks II
        George S. Brooks II, Corporate Secretary

        Names and addresses of persons to whom notices and correspondence concerning this statement should be addressed:

                              Michael R. Whitley
                              Chairman and President
                              Kentucky Utilities Company
                              One Quality Street
                              Lexington, Kentucky  40507

                              Robert A. Yolles
                              Jones, Day, Reavis & Pogue
                              77 West Wacker Drive
                              Chicago, Illinois  60601-1692



        Exhibit A-1         Balance Sheet of Kentucky Utilities Company
                            as of December 31, 1997.

        Exhibit A-2         Statement of Income of Kentucky Utilities Company
                            for the year 1997.

        Exhibit A-3         Statement  of  Surplus  of  Kentucky  Utilities
                            Company for the year 1997.

        Exhibit A-4         Balance Sheet of Electric Energy, Inc., as of
                            December 31, 1997.

        Exhibit A-5         Statement  of  Income  and  Surplus  of  Electric
                            Energy, Inc., for the year 1997.

        Exhibit B           Financial Data Schedule

        Exhibit C           Not applicable

        Exhibit D           Statement showing sales and purchases of electric
                            energy  for  the  calendar  year 1997 by Kentucky
                            Utilities Company and Electric Energy, Inc.

                                                                  EXHIBIT A-1
                                                                  Page 1 of 2

                              KENTUCKY UTILITIES COMPANY

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1997
                              (in thousands of dollars)

                                        ASSETS


        UTILITY PLANT

        Original Cost of Plant in Service                      $ 2,552,695
        Construction Work in Progress                               58,939

            Total                                                2,611,634
        Less:  Reserves for Depreciation                         1,128,282

            Total                                                1,483,352


        INVESTMENTS AND FUNDS (1)

        Ohio Valley Electric Corporation                               250
        Property Not Used in Operations,
            less Accumulated Depreciation                            2,642
        Investment in Associated Companies
            Electric Energy, Inc.                                    2,157
            Lexington Utilities Co.                                      1
        Other Investments                                              551
        Special Funds                                                7,207
                                                                    12,808


        CURRENT ASSETS

        Cash and Cash Equivalents                                    5,453
        Accounts Receivable Less Reserve of $520                    44,652
        Receivables from Associated Companies                          204
        Fuel, Principally Coal, at Average Cost                     27,799
        Materials and Supplies, at Average Cost                     23,648
        Prepaid Expense and Other                                    5,769
        Accrued Utility Revenues                                    29,668
                                                                   137,193

        DEFERRED DEBITS                                             46,527

                                                               $ 1,679,880

        (1) Investments and funds are stated at cost except for Electric Energy, Inc., which is stated at equity in underlying book value.

                                                                  EXHIBIT A-1
                                                                  Page 2 of 2

                              KENTUCKY UTILITIES COMPANY

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1997
                              (in thousands of dollars)

                                 LIABILITIES & EQUITY


        CAPITALIZATION

            Common Stock Equity
             Common Stock                                      $   308,140
             Retained Earnings                                     303,888
             Unappropriated Undistributed
               Subsidiary Earnings                                     862
             Capital Stock Expense                                    (595)

               Total Common Stock Equity                           612,295

            Preferred Stock                                         40,000
            Long-Term Debt                                         546,351

               Total Capitalization                              1,198,646


        CURRENT LIABILITIES

            Long-Term Debt Due Within One Year                          21
            Short-term Borrowings                                   33,600
            Accounts Payable                                        33,386
            Customers' Deposits                                      9,841
            Accrued Taxes                                            7,473
            Accrued Interest                                         8,283
            Other                                                   16,563
                                                                   109,167

        DEFERRED CREDITS AND OPERATING RESERVES

            Investment Tax Credit, Being
             Amortized Over Twenty-Five Years                       26,131
            Deferred Income Taxes                                  245,150
            Regulatory Tax Liability                                50,904
            Other                                                   49,882
                                                                   372,067

                                                               $ 1,679,880

                                                                  EXHIBIT A-2
                                                                  Page 1 of 1

                              KENTUCKY UTILITIES COMPANY

                                 STATEMENT OF INCOME
                               AS OF DECEMBER 31, 1997
                              (in thousands of dollars)


        ELECTRIC OPERATING REVENUES                            $   716,437

        OPERATING EXPENSES AND TAXES

            Electric Power Purchased                                72,542
            Fuel, Materials, Labor, etc.,
             Used in Operations                                    309,390
            Maintenance of Utility Plant                            64,990
            Provision for Depreciation                              84,111
            Federal and State Income Taxes                          51,690
            Property and Other Taxes                                15,306
        Total Operating Expenses and Taxes                         598,029


        NET OPERATING INCOME                                       118,408

        OTHER INCOME AND DEDUCTIONS

            Allow. for Funds Used Dur. Const.                           49
            Interest and Other (Net)                                 4,474
            Equity in Earnings of Subsidiary
             Companies                                               2,480

        GROSS INCOME                                               125,411

        INTEREST CHARGES

            Interest on Long-Term Debt                              37,405
            Other Interest Charges                                   2,324
            Allowance for Borrowed Funds Used
             During Construction                                       (31)

        Total Interest Charges                                      39,698

        NET INCOME                                             $    85,713

                                                                  EXHIBIT A-3
                                                                  Page 1 of 1

                              KENTUCKY UTILITIES COMPANY

                                 STATEMENT OF SURPLUS
                               AS OF DECEMBER 31, 1997
                              (in thousands of dollars)

                                    EARNED SURPLUS


        Balance December 31, 1996                              $   287,852

        Add:
            Net Income for 1997                                     85,713

        Less:
             Dividends:
               Preferred Stock 4-3/4%                                  950
               Preferred Stock 6.53%                                 1,306
               Common Stock                                         66,559


                                                                    68,815

        Balance December 31, 1997                              $   304,750

                                                                  EXHIBIT A-4
                                                                  Page 1 of 2
                                ELECTRIC ENERGY, INC.

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1997
                              (in thousands of dollars)

                                        ASSETS


        UTILITY PLANT                                           Unaudited

        Utility Plant in Service                               $   348,116
        Construction Work in Progress                                  901
               Total                                               349,017

        Less:  Accumulated Depreciation of Utility Plant           259,061

               Total Utility Plant, Net                             89,956

        CURRENT ASSETS

        Cash                                                            97
        Working Funds                                                  280
        Temporary Cash Investments                                   8,333
        Receivables:
            Accounts Receivable                                     21,519
            Receivables from Associated Companies                    4,934
               Total Receivables                                    26,453
        Fuel Inventory                                               4,662
        Plant Materials and Supplies Inventory                       4,449
        Prepayments                                                    613
               Total Current Assets                                 44,887

        OTHER ASSETS

        Unamortized Debt Expense                                       525
        Other Deferred Debits                                       14,866
               Total Other Assets                                   15,391

        Total Assets                                           $   150,234

                                                                  EXHIBIT A-4
                                                                  Page 2 of 2
                                ELECTRIC ENERGY, INC.

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1997
                              (in thousands of dollars)

                         STOCKHOLDERS' EQUITY AND LIABILITIES


        STOCKHOLDERS' EQUITY                                    Unaudited

        Common Stock                                           $     6,200
        Retained Earnings                                            2,634
               Total Stockholders' Equity                            8,834

        LONG-TERM DEBT                                             115,556


        CURRENT LIABILITIES

        Notes Payable, Bank                                              -
        Accounts Payable                                            16,185
        Accounts Payable to Sponsoring Companies                     1,119
        Accrued Interest                                               371
        Dividends Payable                                            2,669
        Accrued Taxes Other Than Income                                  -
        Accrued Income Taxes                                         1,061
               Total Current Liabilities                            21,405

        OTHER LIABILITIES

        Provision for Injuries and Damages                             841
        Postretirement Benefit Liability                                 -
        Pension Liability                                            3,465
        Deferred Taxes                                                 133
               Total Other Liabilities                               4,439

        Total Stockholders' Equity and Liabilities             $   150,234

                                                                  EXHIBIT A-5
                                                                  Page 1 of 1
                                ELECTRIC ENERGY, INC.

                             YEAR ENDED DECEMBER 31, 1997
                              (in thousands of dollars)

                           STATEMENT OF INCOME AND SURPLUS


        OPERATING INCOME                                        Unaudited

        Operating Revenues
             Sales to Department of Energy                      $  167,556
             Sales to Other Electric Utilities                      64,140
             Other Electric Revenues                                   333
                 Total Operating Revenues                          232,029

        OPERATING EXPENSES

        Purchased Power                                             71,152
        Fuel                                                        78,900
        Operation                                                   18,764
        Maintenance                                                 17,166
        Depreciation                                                14,698
        Income Taxes                                                 8,609
        Taxes Other Than Income Taxes                                1,659

                 Total Operating Expenses                          210,948

        Income From Operations                                      21,081

        OTHER (INCOME) AND EXPENSE

        Interest Income                                             (1,066)
        Interest Expense                                             9,836
        Other, (Net)                                                  (119)

                 Total Other (Income) and Expense                    8,651

        Net Income                                              $   12,430


        Retained Earnings Beginning of Year                     $    2,634

        Add:  Net Income                                            12,430

        Less:  Dividends Declared                                   12,430

        Retained Earnings End of Year                           $    2,634

                                                                  EXHIBIT B
                                                                  Page 1 of 1



                              KENTUCKY UTILITIES COMPANY


                               FINANCIAL DATA SCHEDULE
                        FOR THE YEAR ENDED DECEMBER 31, 1997



                                                   Amount
Item No.       Description                     (in thousands)



   1           Total Assets                        1,679,880

   2           Total Operating Revenues              716,437

   3           Net Income                             85,713

                                                                    EXHIBIT D
                                                                  Page 1 of 1

                        SALES AND PURCHASES OF ELECTRIC ENERGY

                                  CALENDAR YEAR 1997



                                        Kentucky              Electric
                                      Utilities Co.         Energy, Inc.
        KWH Sold (at retail
            or wholesale)            18,625,368,930       12,435,808,864

        KWH Distributed at
            retail outside of
            state in which
            organized                   810,360,209        9,181,151,864  (a)

        KWH Sold at wholesale
            outside of state in
            which organized or
            at state line             1,615,716,000  (d)                  (b)

        KWH Purchased outside
            of state in which
            organized or at
            state line                   60,764,000  (c)


        (a) Represents energy sold to Paducah, Kentucky, Project of Energy Research and Development Administration.

        (b) In 1997 Electric Energy, Inc., sold to Kentucky Utilities Company 1,598,130,000 kilowatt-hours of energy, which was metered at the Joppa, Illinois, Generating Station of Electric Energy, Inc., and delivered to Kentucky Utilities Company at the Paducah, Kentucky, project of the Energy Research and Development Administration.

        (c) Not  including  the  1,598,130,000  kilowatt-hours purchased from
            Electric   Energy,  Inc.,  delivery  of  which  was  received  in
            Kentucky, as stated in footnote (b) above.

        (d) Not including the 26,611,000 kilowatt-hours sold to Electric Energy, Inc.